CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated March 31, 2025, relating to the consolidated financial statements of BioHarvest Sciences Inc. (the “Company”) and its subsidiaries, which appears in Exhibit 99.2 incorporated by reference in this Annual Report on Form 40-F of the Company for the financial year ended December 31, 2024 (the “Annual Report”). Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to reference to us under the headings “Risk Factors – Negative operating cash flow and going concern.” and “Interests of Experts” in the Annual Information Form, which is incorporated by reference in this Annual Report as Exhibit 99.1.

Tel Aviv, Israel	Ziv Haft/s/
March 31, 2025	Certified Public Accountants (Isr.)
BDO Member Firm